THIS DEED OF AGREEMENT is made 9th October, 1997

PARTIES:

ASI ENTERTAINMENT PTY. LTD. (ACN 062 850 962) of Unit 3, 1601 Main Road, Research, Victoria ("ASIE")

and

ASI MEDIA PTY. LTD (ACN 006 715 135) also of Unit 3, 1601 Main Road, Research, Victoria ("ASIM") (in its capacity as Trustee of the ASI Media Unit Trust as hereinafter defined)

RECITALS:

A. ASIM is the Trustee of the ASI Media Unit Trust ("the Trust") created by Deed of Trust dated 1 January, 1992.

B. The beneficiaries of the Trust are:

     i. ASIE which holds 40 A Class Units in the Trust (representing 40% of the Units in the Trust);

      ii. a company known as T.A.P.E. Pty. Ltd. (ACN 005 582 338) ("Tape") which holds 50 A Class Units in the Trust (representing 50% of the Units in the Trust);

       iii. a company known as Australian Authorised Investments Ltd. (ACN
006   715 091) ("AAI") which holds 10 A Class Units in the Trust
(representing   10% of the Units in the Trust).

C. ASIM (as Trustee of the Trust) and ASIE entered into an Agreement on 21 February 1996 ("the Media Agreement") whereby ASIM was to have the sole right to obtain advertising and sponsorship for the various services and equipment supplied to the airline industry by ASIE save and except for any gambling services or products.

D. It is agreed between the parties hereto that ASIM shall assign its interest in the Media Agreement to ASIE on the terms and conditions and for the consideration payable by ASIE hereinafter contained.

E. It is recorded that ASIM wishes to distribute to the Unit holders in the Unit Trust the consideration payable by ASIE for the assignment by ASIM of its interest in the Media Agreement.

AGREEMENT:

1. Pursuant to the power and authority conferred by clause 9 of the Media Agreement (and with the consent of ASIE as contemplated thereby) ASIM (for the consideration referred to in clause 2 hereof) hereby assigns all its right title and interest in the Media Agreement to ASIE with effect from the date hereof and the Media Agreement shall with effect from the date hereof be canceled, void and of no further effect.

2. The consideration to be paid by ASIE to ASIM shall be the sum of $500,000 ("the consideration") which shall be payable (subject to the provisions and operation of clause 3 hereof) interest free in the meantime by ASIE to ASIM by not later than 31 December, 1998 ("the settlement date").

3.  In as much as:

a. ASIE would prefer to pay/satisfy as much of the consideration as possible by the issue and allotment of ordinary fully paid 10 cent shares in its capital ("ASIE Shares") and ASIM does not object to this preference of ASIE;

b. ASIM wishes to distribute the consideration to the Unit holders in the Unit Trust (as recorded in Recital E hereof);

c. ASIE (in its capacity as a Unit holder in the Unit Trust) is not permitted by the Corporations Law to hold shares in itself so that it could not receive its share of the consideration in ASIE Shares then in furtherance of the foregoing it is agreed between ASIE and ASIM that at any time prior to the settlement date:

     i. ASIE may satisfy $250,000 of the consideration (representing Tape's entitlement to a share of the consideration) by the issue and allotment to Tape (at the direction of ASIM) of 2,500,000 ordinary fully paid 10 cent shares in ASIE (representing Tape's interest in 50% of the Units in the Trust and Tape's consequent entitlement to 50% of the consideration);

     ii. ASIE may satisfy a further $50,000 of the consideration
(representing AAI's entitlement to a share of the consideration) by the issue and allotment to AAI (at the direction of ASTM) of 500,000 ordinary fully paid 10 cent shares in ASIE (representing AAI's interest in 10% of the Units in the Trust and AAI's consequent entitlement to 10% of the consideration);

      iii. $200,000 in cash shall be paid to ASIM by ASIE (representing ASIE's entitlement to a share of the consideration) on the settlement date which shall be distributed (unless otherwise agreed between ASIE and ASIM) by ASIM to ASIE (representing ASIE's interest in 40% of the Units in the Trust and ASIE's consequent entitlement to 40 of the consideration).

4. There are no representations, promises, warranties, covenants or undertakings other than those contained in this Deed of Agreement which contains the entire understanding of the parties and none of the terms hereof may be waived or modified except by an express agreement in writing signed by the parties hereto.

5. This Deed of Agreement constitutes the entire agreement between the parties and shall supersede all prior negotiations, representations, proposals and agreements whether oral or written with respect to the subject matter of this Deed of Agreement.

6. Each of the parties undertakes to sign such documents and perform all acts and things as may be reasonably required on or after the execution of this Deed of Agreement to effect the matters contemplated by this Deed of Agreement.

7. This Deed of Agreement shall be binding upon and continue for the benefit of each party, its successors and permitted assigns.


8. This Deed of Agreement shall be governed by and construed in accordance with the law of the State of Victoria and the parties submit to the jurisdiction of the Victorian courts.

9. Any notice may be given by either party to the other party addressed to that other par at its address appearing in this Deed of Agreement or to such other address as that party may from time to time by notice in writing nominate as its new or alternative address for service of notices. Proof that such notice was properly addressed, pre-paid and posted shall be sufficient evidence of service. Service shall be deemed to have taken place:

     a. by personal delivery on the date of such delivery;
     b. by post within Australia forty-eight hours after posting;
     c. by facsimile transmission when receipt is acknowledged.

10. If a party commits a breach of this Deed of Agreement, the party in default shall, without prejudice to the other rights of the other party, pay on demand:

a. all reasonable expenses incurred as a result of the breach; and,

b. interest on any money overdue during the period of default at the rate of 15% per annum.


IN WITNESS whereof this Deed of Agreement has been executed the day and year first hereinbefore written.

EXECUTION:

The Common Seal of ASI ENTERTAINMENT PTY. LTD. was hereunto affixed in the presence of:


The Common Seal of ASI MEDIA PTY. LTD. was hereunto affixed in the presence of: